UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                TRUEYOU.COM, INC.
                 (Name of Small Business Issuer in its Charter)

                 Delaware                              13-4024017
--------------------------------------------------------------------------------
     (State or other jurisdiction of               (I.R.S. Employer
      incorporation or organization)               Identification No.)

750 Third Avenue, Suite 1600, New York, New York          10017
--------------------------------------------------------------------------------
    (Address of Principal Executive Offices)            (Zip code)

                                 (212) 688-2808
                           ---------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
             None                                       None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

ITEM 2.     PLAN OF OPERATION

ITEM 3.     DESCRIPTION OF PROPERTY

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.     EXECUTIVE COMPENSATION

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.     DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 2.     LEGAL PROCEEDINGS

ITEM 3.     CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.      FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.      INDEX TO EXHIBITS

                           FORWARD-LOOKING STATEMENTS

            This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," "may," "will," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations,
(ii) our business and growth strategies, (iii) the Internet and Internet commerce and (iv) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our limited operating history, dependence on continued growth in the use of the Internet, our unproven business model, our dependence on users of the internet, reliance on advertising revenues, potential fluctuations in quarterly operating results, security risks of transmitting information over the Internet, government regulation, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

            Our corporate name is Trueyou.com, Inc. We were incorporated on September 9, 1998 under the laws of the State of Delaware by our former parent company, United Network Technologies Corp. (UNTI). In January 1999 UNTI transferred all 100 shares of our common stock held by it to United Network Marketing Services, Inc. (UNMS), then a subsidiary of UNTI. Immediately after UNTI transferred ownership of all of our then outstanding capital stock to UNMS, UNTI declared a dividend to its stockholders of all of the UNMS stock held by UNTI. In April 1999 we amended our certificate of incorporation in order to effect a 33,300-to-1 forward stock split. Our authorized capital stock consists of 21,000,000 shares with a par value of $0.001 per share with 20,000,000 shares being classified as common stock and the remaining 1,000,000 shares being classified as preferred stock. Immediately after this stock split was effected, UNMS distributed all 3,300,000 shares of our common stock that it held to its shareholders.

            We were formed to deliver exceptional content via the internet to people worldwide in order to help them achieve their personal and professional goals as rapidly as possible. We believe that we are positioned to become a leader in designing and deploying web-based, direct-to-desktop professional development programs. We strive to deliver training and professional self-help programs to people at a far lower cost, in terms of money and time, than conventional training methods. We will create revenues primarily by selling advertising and also expect to sell subscriptions to individual and corporate users in the future. We believe that the individuals benefit directly from using the content by fostering their personal and professional development

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BEST STEPS

            We develop interactive and results-oriented programs that address the business and personal training needs of our users. We publish learning modules called BestSteps, which are short focused text messages that are educational and motivational. BestSteps are available from any web-accessed desktop making them available any time and anywhere. BestSteps are written by best-selling expert authors from many different disciplines. They provide clear and concise information on how to achieve specific goals. A BestStep concludes with two or three ActionSteps that encourage users to immediately use what has been learned. BestSteps address topics such as increasing sales, improving productivity, and creating a balanced life.

CATEGORIES AND PROGRAMS:

            We organize our BestSteps into 7 categories with 24 focused programs. The 7 categories are Selling, Success, Business, Communications, Health & Fitness, Relationships, and Serenity. These 7 categories contain over 600 BestSteps that provide various self-help information, including information on how to increase your sales, to communicating through disagreements, and to improve your personal and professional relationships. The BestSteps are also organized into focused programs containing between 10 and 100 BestSteps. These programs cover topics such as how to improve your health, your professional life and your personal relationships. The 100-Module "BestStep Master Sales Program" is delivered over a five-month period and is positioned as a daily instructional and motivational tool. To be most effective, we recommend that our clients read each program first thing in the morning. In addition to the BestStep Master Sales Program, we have a Balanced Life Program that is designed to benefit any user independent of their profession. We believe that we can fully manifest the potential of a business by adding additional content developed to meet the stated needs of our customers.

CURRENT CORPORATE TRAINING PROBLEMS AND OUR SOLUTION:

            When a company provides training using conventional methods, employees may lose anywhere from a few hours to several days of on-the-job availability. Many of these employees are highly compensated and typically hold managerial positions, compounding the "true" cost of training. In addition to simply losing work hours, other costs associated with the training session may include transportation, lodging, and meals. Apart from the financial considerations, we believe that traditional training methods are less effective for information retention than online learning. Finally, traditional training and most online programs make reviewing previous lessons a time consuming task. Overall, companies and employees may not be receiving a positive return on their training investment.

            We have eliminated some of the traditional training costs by allowing users to receive programs in concentrated short bursts anywhere and anytime the Internet is available. Our web page is uniquely designed so that the employee will only be on the Internet for a brief period of time. The BestStep concentrated format and ActionStep reinforcement can help a user retain more information.

CONTENT LIBRARY

            Our library of over 600 BestSteps is derived from materials developed by some of the world's best-known experts in the areas of professional and personal development. Brian Tracy, recognized as one of the most prolific professional and personal development authors in the world, has developed 300 BestSteps for us. Nightingale-Conant, the leading distributor of personal development audio and videotapes in the United States, has agreed to provide the content for 600 BestSteps from its top-selling authors. Some authors include Wayne Dyer, Roger Dawson, Jon Kabat-Zinn and Dan Millman.


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

BUSINESS STRATEGIES

Strategy

            Our goal is to become the leading direct-to-desktop resource for professional and personal development by:

      o Continuing to develop our catalogue of programs from our increasing library of BestSteps;

      o Building TrueYou as the leading brand name for professional and personal development.

      o Working with online search engines like Google to create and place advertisements next to our BestSteps to create revenue for the company

      o Develop other sources for acquiring high value advertisers to enhance our revenues

BUSINESS-TO-BUSINESS MODEL

TrueYou Professional Development Programs

            The 600 BestSteps are organized on the site by functional usage and can be searched by name, keyword and author. We have also developed Professional Development Programs. Each program contains a series of BestSteps designed specifically to address the needs of businesses and their employees. The programs contain between 10 and 100 daily BestSteps. On each day of the program, participants receive an e-mail containing a short message and a link to the day's BestStep. Each BestStep in the program can be available at a self-paced mode or the user can set up to receive the BestSteps by e-mail at intervals determined by the user.

            We believe that professional organizations and businesses obtain several benefits from using these programs, including the following:

      o     Increased sales resulting from our "BestStep Master Sales Program";

      o Increased workforce productivity. Our content providers have proven track records in increasing sales and productivity, which includes enhanced communication skills for the corporations' employees;

      o Improved employee retention for corporations by giving employees new value-added benefits;

      o Training programs utilizing innovative learning technology that delivers flexible, low cost, effective training that benefit both employees and companies. Our programs are available to employees anytime, anywhere;

      o The virtual elimination of the ancillary costs typically associated with traditional training and development, such as travel, lodging, and lost work programs; and

      o     Ability to monitor usage and receive feedback.

            We believe that employees also obtain several benefits from using these programs, including the following:

      o Increased ability to prioritize tasks, and set and create a plan to reach a specific goal;

      o     Strengthened health and wellness;

      o     Better life balance.

BUSINESS-TO-CONSUMER MODEL

            We plan to also use our extensive library of BestSteps to market subscriptions to individual consumers. Individual consumers would have access to all BestSteps and programs currently available on the site. As our content is continually categorized and developed, additional related products will be added to the TrueYou site.

MARKETING, ADVERTISING AND SALES

General

            We are currently selling advertising on our web-site by ads provided through Google.com. The sale of this advertising currently generates very little revenue.

Business-to-Business-Sales and Marketing Strategy

            Businesses and organizations want to improve their sales, increase employee productivity, and encourage employee satisfaction and loyalty. To fulfill these goals, companies need innovative, interesting and unique value-added benefits. A model for low-cost employee training and development holds potential for becoming a key item in diverse benefits packages.

            Our marketing strategy is to:

      o Market to corporations the benefits of providing their employees with a subscription by positioning our individual BestSteps as a self-directed, on-line, as needed training tool for all employees.

      o Position the 100-Module "BestStep Master Sales Program" as an on-going daily instructional and motivational tool to managers of sales forces.

      o Market our Balanced Life Program as an employee retention tool that enhances employees' work and personal lives to human resource departments.

      o Work with our corporate clients in order to assess their needs and to shape our programs accordingly and to prepare custom programs to suit particular employee needs.

            The sales strategy that we plan to use to reach these companies is to:

      o Partner with organizations that have access to high-level executives in large corporations such as the Cabot Advisory Group.

      o Encourage key groups of employees that can influence buying decisions of corporate management of large companies.

      o Align with companies who sell to corporations and institutions with large internal sales forces.

      o Partner with companies that sell to Fortune 1000 companies Sales, Human Resource and Training Departments.

COMPETITION

            There is a great deal of competition in the professional and personal development industry. Competing companies feature varying services, products and books available through seminars, offline retailers, classroom training and the Internet. There are thousands of firms, individuals and organizations that offer professional training and development seminars, learning materials and ancillary products.

            There are many public and private companies who are providing e-learning solutions to our target market. The following is a partial list of these companies: Skillsoft.com, DigitalThink.com, YouAchieve.com,
Selfgrowth.com, Corpedia Training.com, Ninthhouse.com

THE TRUEYOU DIFFERENCE

            We distinguish ourselves from our competition in several ways:

      o EMPLOYEE TRAINING AND BENEFIT - No other product serves as both a targeted skills training device and a broader employee personal development resource.

      o COMPRESSED CAPSULES-Unlike our competitors, our direct-to-desktop model offers expert content in the form of BestSteps, compressed messages that capture the essence and insights of standard courses, but deliver them in short focused messages. Our Professional Development Program's learning modules are designed to avoid an interruption in the natural course of a person's life and work. Rather, they fit into the user's daily routine. They deliver rapid and continued improvement in key areas of the user's life.

      o SIMPLICITY AND PRACTICALITY-Compared to our competitors, our programs provide a simpler and more practical solution. The BestStep concept is brief and very simple. Instead of overloading many pieces of information over a prolonged period of time, BestSteps are brief and only discuss one or two concepts at a time.

      o UNLIMITED ACCESS-Our platform allows for the delivery of a specific, practical BestStep, which can be used immediately and frequently throughout the day.

      o CONVENIENCE TO USERS-We deliver direct to the desktop. In addition, the future ability to customize programs will optimize our delivery system's convenience to users.

      o EASILY ABSORBED-We know of no other e-learning company that delivers its model in a format similar to that of a BestStep. Our content is easily absorbed because of its brevity, simplicity and the limited number of concepts presented at one time.

EMPLOYEES

            We currently have three part-time employees. Our business is primarily operated by our sole officer, Alan Gelband. Mr. Gelband does not receive any compensation for his efforts at this time. In addition to Mr. Gelband, we have retained the services of a part-time bookkeeper and a part-time website developer.

RESEARCH AND DEVELOPMENT

            Over the past two years we have not conducted any research or development activities.

GOVERNMENTAL REGULATIONS

            A number of legislative and regulatory proposals are being considered by federal, state, local and foreign governmental organizations that may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Additionally, it is uncertain as to how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise negatively affect us.

            Internet user privacy has become an issue both in the United States and abroad. Current United States privacy law consists of a few disparate statutes directed at specific industries that collect personal data, none of which specifically covers the collection of personal information online. The United States or foreign nations may adopt legislation purporting to protect such privacy. Any such action could affect the way in which we are allowed to conduct our business, especially those aspects that involve the collection or use of personal information.

RISK FACTORS

            You should carefully consider the risks described below, which constitute all of the material risks facing us. If any of the following risks actually occur, our business could be harmed. You should also refer to the other information about us contained in this registration statement, including our financial statements and related notes.

FINANCIAL RISKS

WE HAVE ONLY ABOUT $ 92,000 IN CASH AVAILABLE TO US. THIS IS NOT SUFFICIENT CASH TO CARRY OUT OUR BUSINESS PLAN. IN ORDER TO EFFECT OUR BUSINESS PLAN WE MUST RAISE CAPITAL OR OBTAIN LOANS. IT WILL BE DIFFICULT, IF NOT IMPOSSIBLE, FOR US TO OBTAIN CAPITAL OR LOANS AND THE TERMS OF ANY SUCH FINANCINGS WILL LIKELY BE LESS FAVORABLE THAN MARKET.

            As of September 30, 2004, we had $92,054 in cash in our bank account. We currently anticipate that this cash balance will not be sufficient to meet our anticipated needs for working capital, capital expenditures and business expansion. We expect that we will continue to experience negative operating cash flow for the foreseeable future as a result of the need to make significant expenditures on advertising and infrastructure in order to implement our business plan. Accordingly, we will need to raise additional funds in a timely manner in order to fund our anticipated expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and the securities may have rights, preferences or privileges senior to those of our stockholders. We do not currently have any contractual restrictions on our ability to incur debt and, accordingly, we could incur significant amounts of indebtedness to finance our operations. Any indebtedness could contain covenants which would restrict our operations. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.


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

BUSINESS RISKS

ALTHOUGH WE WERE INCORPORATED OVER SIX YEARS AGO, OUR OPERATIONS HAVE BEEN LIMITED OVER THAT TIME PERIOD SINCE WE HAVE BEEN UNABLE TO RAISE SUFFICIENT CAPITAL TO FULLY IMPLEMENT OUR BUSINESS PLAN. THEREFORE, OUR OPERATIONS HAVE ALL OF THE RISKS NORMALLY ASSOCIATED WITH A START-UP COMPANY.

            We were incorporated in September of 1998 and have been in the professional and personal development industry since inception. We have derived limited revenues from operations to date and expect to continue to have limited revenues in the future unless we are able to successfully expand our business and successfully implement our sales and marketing strategy. While we are in the process of implementing our sales and marketing strategy we will likely have expenses in excess of our revenues and therefore management expects to incur losses in the near term.

BECAUSE WE ARE SIGNIFICANTLY SMALLER AND LESS EXPERIENCED THAN OUR COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO CAPTURE INCREASED MARKET SHARE.

            The professional and personal development industry is generally highly competitive, fragmented and subject to rapid change. Based on total assets, we are only a fraction of the size of our competitors. Competing companies feature varying services, products and books available through seminars, offline retailers, classroom training and the Internet. There are thousands of firms, individuals and organizations that offer professional training and development seminars, learning materials and ancillary products that are in competition with our products and services. Some of our competitors include DigitalThink, Ninthhouse.com, Corpedia Training Technologies, YouAchieve.com, Learn2.com, and Skillsoft Corporation. All of these competitors are more highly capitalized than us and have more resources than us making it more difficult for us to compete effectively with them.

            Furthermore, we intend to use the internet as the primary means of selling our products and services and we also intend to seek revenues through the sale of advertisements on our website. The sale of products on the Internet and Internet advertising are subject to intense competition that has resulted in a wide variety of pricing models, rate quotes and advertising services. This competition has made it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models, if any, will achieve broad acceptance among advertisers. We expect to base our e-commerce pricing competitively but there can be no assurance that prices will be the least expensive.

OUR WEBSITE IS VULNERABLE TO ATTACK FROM HACKERS. HACKERS MAY ALSO MISAPPROPRIATE CONFIDENTIAL CLIENT INFORMATION, WHICH MAY RESULT IN DAMAGES TO US.

            Experienced programmers known as hackers attempt to penetrate network security. We expect that attempts will be made and some will succeed in penetrating our network security. Because a hacker who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our products and services, we may be required to expend significant capital and resources to protect against or to alleviate problems caused by hackers. Additionally, we may not have a timely remedy against a hacker who is able to penetrate our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.


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

CONCENTRATED CONTROL RISKS

MR. GELBAND HAS THE POWER TO MAKE ALL MAJOR DECISIONS REGARDING THE COMPANY WITHOUT THE NEED TO GET CONSENT FROM ANY STOCKHOLDER OR OTHER PERSON. HE IS ALSO THE ONLY PERSON KNOWLEDGEABLE ABOUT OUR BUSINESS, AFFAIRS AND HISTORY AND THE LOSS OF HIS SERVICES WOULD LIKELY RESULT IN THE INDEFINITE CESSATION OF OUR OPERATIONS AND THE COMPLETE FAILURE OF OUR CURRENT BUSINESS PLAN.

            Mr. Gelband owns 66.4% of the outstanding voting stock. Although we have two directors, Mr. Bieler and Mr. Gelband, due to the fact that Mr. Gelband owns a majority of our voting stock he effectively has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.

            Furthermore, since Mr. Gelband is our founder and currently our only officer, no other person affiliated with, or employed by, us has any knowledge of our day to day operations or any institutional knowledge regarding our history and past affairs. We do not currently have an employment agreement with Mr. Gelband. The loss or inability of Mr. Gelband to perform his duties would likely result in the indefinite cessation of our operations and the complete failure of our current business plan. We have no key man insurance on the life of Mr. Gelband. We anticipate the hiring of new employees in connection with the planned expansion of our business. Our future success will depend in significant part on our ability to hire and retain key technical sales and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

MR. GELBAND IS INVOLVED IN OTHER BUSINESS VENTURES AND ONLY DEVOTES APPROXIMATELY 10-20% OF HIS BUSINESS TIME TO OUR AFFAIRS. IF, DUE TO MR. GELBAND'S OTHER BUSINESS VENTURES, HE IS UNABLE TO DEVOTE SUFFICIENT TIME TO OUR BUSINESS, THEN WE WILL NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

            Alan Gelband is our Chief Executive Officer and the Chairman of the Board of Directors with primary responsibility for day-to-day strategic planning and financing arrangements for us. Mr. Gelband also engages in the following other business ventures for other companies that are totally unrelated to us:
Alan Gelband is the principal in Gelband & Co. Inc., a NASD Registered Broker Dealer. Gelband & Company is engaged primarily in investment banking transactions including mergers & acquisitions and fund raising. Mr. Gelband is also an Honorary Director of the Association for Corporate Growth International.

            As a result of these other business ventures, Mr. Gelband only devotes approximately 10-20% of his business time to our affairs and he divides his remaining time among the affairs of the other entities described above that he is involved in. If any of these entities require substantial additional time commitments from Mr. Gelband, he may not be able to spend as much time on the business and affairs of True You, which would likely result in our inability to fulfill our business plan and ultimately in the failure of our business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

            We are in the business of developing, acquiring and publishing self-improvement information. The total self-improvement market is estimated by Marketdata to be $8.56 billion as of 2003 and is expected to grow at 7.9% yearly through 2008. The areas of self-growth that will affect us the most are books, motivational speakers, public seminars, and audiocassettes. More than 2,300 self-help/inspirational books were published in 2003 with a sales value of $640 million. This sales figure grew from $611 million in 2000 according to Simba Information. Audiobook sales in the self-improvement area grew about 7% per year the past few years to $461 million according to Marketdata. The future looks good as the universe of users is growing. The revenues generated from motivational speakers is estimated at $303 million from the top 12 speakers in 2003. Many of these speakers are contributors to the Trueyou.com website, including Brian Tracy who created revenues in excess of $24 million last year. Public seminars are now dominated by smaller numbers of attendees in the audience. Franklin Covey has scaled back the number of public seminars as the very large seminars require huge overhead outlays.


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

            Based on the market trends, management believes that we have a terrific opportunity. Our product consists of very compact information put into an easy to understand format called "BestSteps". This provides the user with a very clear concise way to solve a self-improvement challenge or rapidly develop skills to deal with future issues. The product therefore directly affects the quality of the user's life. The market trends indicate that there is a large and growing population in search of self-improvement information. We believe that we can provide the same actionable information available in books and cassettes and seminars with a fraction of the expense in delivering the information and a fraction of the cost in time and money the end user will spend to get this information. We further believe that by making this available on the Internet and therefore omnipresent, the user has the convenience of accessing the information whenever it is convenient to the user.

            A second major trend which we believe supports our business model is the high premium placed on increasing employee productivity. For the last several years businesses have looked to increase the productivity of their employees and downsize the number of employees. Our program teaches basic skills which make the employee more effective and therefore more productive. If an employee spends 5 minutes/day with our programs, their return will be much better than almost any other activity they may engage in. Our challenge is to sell this to Corporate America. This is a major challenge as companies are very protective of the information disseminated to their employees. We have been in business for 5 years and have tried several different ways to sell the large corporations. We are now optimistic that some of these companies would be more willing to buy our product than at any other time. To increase the probability of success, we will be approaching this as a partnership with the companies so that they can contribute content and ideas to our BestSteps product.

            We are currently earning limited revenues from advertising sales. We are working with Google to place advertisers on our website and we get a percentage of the revenues generated from these advertisements. We think that by providing additional content and also by some promotion of the site this revenue source will grow. The second earnings stream which has not yet manifested is developing direct sales to corporations and institutions who will make our programs available to their employees or members. We will sell the programs on a per capita basis. Based on the fact that we have a completed fully functional site with excellent content, we should be able to create some revenues from this program. Management believes that once a few large companies subscribe to our content, we will be able to aggressively penetrate corporate America and make the content available to many individuals.

            Our business operations are located in Manhattan and the technology and site development and maintenance is managed in Brooklyn. We believe that our comparative advantage lies in the excellence of our content, the simplicity of it's delivery, and the aggregation of this content into programs. A user can receive a BestStep every day or at other increments that they choose. The challenge is to get better content, add an audio and other technological features to make the total experience more satisfying for the user and ultimately sell the product to help people all over the world to increase their productivity and therefore overall well being.


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

VALUE OF SELF-IMPROVEMENT MARKET SEGMENTS, BY TOPIC: 2003

TOPIC                              ESTIM. REVENUES           % OF TOTAL MARKET
                                   ($ millions)

General motivational, new             $4,711                       55.0
age, spiritual, self-help

Business/financial                     1,062                       12.4

Stress management                        385                        4.5

Weight loss                            1,294                       15.1

Exercise                               1,114                       13.0

     TOTAL:                           $8,567                      100.0

Source: Marketdata Enterprises, Inc. estimates

Our Primary Business Line

            We have completed the development of our website which is located at the URL www.beststeps.com Through our website we provide subscribers the ability to locate instruction about specific topics of interest. These instructions are called BestSteps. Our initial market focus is on individuals interested in improving the quality of their lives. Our site offers subscribers the ability to read the BestSteps. For example, the website is now offering over 600 sessions on a wide range of topics such as "Customers for Life" and "Relationships are Everything". These BestSteps offer real guidance to the user at no cost. Should a user be interested in more detailed guidance they can purchase related products that enhance their learning experience directly through our site.

Economic and Industry-Wide Factors Relevant to True You

            The personal improvement and development industry is currently over $8.5 billion in the U.S. We anticipate that as the world-wide standard of living improves, the market will grow faster. With the global availability of the Internet and the opportunity for individual interactivity it creates the opportunity for unique and creative methods to educate and empower individuals to reach their personal goals. We believe that the Internet is currently underutilized as a vehicle for providing personal improvement information.

            Based on the industry data provided above, it is obvious that the demand for Self-Improvement information is growing. However, the part of the market that is growing most rapidly is book sales and tape sales. There is less of a trend to attend seminars. Our programs will provide a seminar type experience once we add audio to our product offering. The challenge we face will be selling our programs to corporations to make available to their employees. Some companies do not like their employees to spend time on the Internet and we also will need to send the information to the corporations for their dissemination. This may make it difficult for us to gauge the number of end users. Also corporations are less likely to allow us to have advertisements with our messages. We believe that we can meet these challenges by having very strong content and developing it with the corporations to anticipate as many of these problems as possible.

Our Mission

            Our mission is to be the premier personal improvement and development website on the Internet. We will accomplish this mission by creating fast, fun, and unique ways for people to achieve increased success, better health and relationships, while staying balanced in all aspects of their life. Our site provides communities organized around certain topics. The content has been written by well-known and respected individuals, such as Brian Tracy and many other Nightingale-Conant authors

            We have obtained access to a significant amount of the available material in personal improvement through our license with Nightingale-Conant, the leading publishing company in the U.S. of personal development information in an audio format. This content is from over 100 authors, each of whom is an expert in their area. In addition, we license the extensive works of Brian Tracy, a leading international lecturer in personal improvement.

            Our first product offering is a family of BestSteps which are clearly defined steps for quickly achieving professional and personal goals. The BestSteps will initially cover corporate topics such as "The secret to becoming a Leader" and "Three Key Functions of Management." One of the distinguishing factors of BestSteps is that they are specific and short and allow an individual to achieve his goals quickly. BestSteps are developed by world class experts in their given field. They are available in written format and provide a unique and engaging learning method and the Internet provides an excellent medium for quickly and inexpensively transferring information through these methods (or steps) worldwide.

How We Earn Revenues and Income

            We have two basic revenue models, advertising, and product sales. Advertisements are put on our site by Google with whom we split revenues. The revenues split with Google occurs as a result of their providing advertisements on our site. When a visitor clicks on an advertisement or clicks through to the product or actually buys the product we share in the revenue Google receives. The second income stream which we are developing, but have not yet achieved, is selling our programs to corporate human resources departments so that they would make our programs available to their employees. We will sell the programs based on the amount of end users. As our programs tangiblely increase the productivity of a company's employees our revenues will grow. We have a cost structure which is primarily fixed. Therefore, as we incrementally add additional customers we will enjoy very nice margins. We also hope to sell products which are relevant to the BestSteps in the future.

            We intend to expand our presence as a mass market site by building brand awareness. We plan to continue to allocate a significant portion of our resources toward development of our brand in the same fashion as traditional consumer product and service companies. We believe that establishing brand awareness among consumers is instrumental in attracting new members to TrueYou.com and also has the effect of attracting media buyers who tend to favor well-known and trusted companies. We also intend to continue to market our services in various other media.

RESULTS OF OPERATIONS

            The following tables set forth selected financial data as a percentage of our revenues for all periods indicated.

                                              YEARS ENDED
                                              -----------
                                   December 31, 2003      December 31, 2002
                                   -----------------      -----------------
                                   Amount                 Amount
                                   ------                 ------
Revenues                           $     215              $   5,947
Operating Expenses                    71,524                405,699

         Operating Loss              (71,309)              (399,750)
Interest Income                           12                  1,021

Net (Loss)                         $ (71,297)              (398,731)

                                           Nine MONTHS ENDED
                                           -----------------

                                   September 30, 2004     September 30. 2003
                                   ------------------     ------------------
                                   Amount                 Amount
                                   ------                 ------
Revenues                           $       0              $     193
Operating Expenses                 $  37,645              $  44,098

                                   $  37,645              $  43,905
Interest Income                    $     162              $       0

Net (Loss)                         $  37,482              $  43,905

Operating Results For 2003 Compared To 2002

            Total revenues decreased $5,732, or 96%, to $215 in 2003. The decrease in revenues was primarily due to discontinuing our corporate sales programs..

            Operating expenses decreased $334,175 or 82% to $71,524 for 2003. The decrease in operating expenses was primarily due to (a) A decrease in employee compensation and related benefits of $141,340. (b) a decrease in professional and consulting fees of $29,496, (e) a decrease in rent and occupancy expenses of $16,356 and (f) a decrease in office and other expenses of $21,919

            Net loss decreased $327,434 in 2003 due primarily to the decrease in expenses generally mentioned above.

Operating Results For First Nine Months of 2004 Compared To 2003

            Total revenues decreased $193, or 100%, to $0 in 2004. The decrease in revenues were due to temporary suspension of sales.

            Operating expenses decreased $6,453. or 15% to $37,644.70 for 2004. The decrease in operating expenses was primarily due to a decrease in consulting fees. .

            Net loss decreased $6,423 in 2004 due primarily to the combination of the above mentioned factors.

Operating Expenses

            Operating expenses consist of consist of legal and accounting fees, consulting expenses, web operation expenses and depreciation.

Liquidity and Capital Resources

General

            We commenced operations and ceased to be a development stage company as of January 1, 2001. We incurred net losses of $71,297 and $398,731 for the years ended December 31, 2003 and 2002, respectively. We believe that we will be able to generate operating cash flow once our business strategy is fully implemented; however, we will not be able to carry out our business and strategic plans unless we raise substantial amounts of additional capital. We may seek to satisfy our future funding requirements through loans or other financings from our principal stockholders (although our principal stockholders are not in any way committed to provide such financing), offerings of securities, through loans from banks or other financial institutions, or from other sources, if any, that the Board may in the future authorize. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may require us to delay, scale back or eliminate certain of our business strategies and would have a material adverse effect on our prospects and financial condition. There can be no assurance that we will be successful in raising sufficient capital or implementing our business strategies or that the successful implementation of our business strategies will result in sufficient revenue generation.

            As of September 30, 2004 our only internal sources of liquidity consisted of cash in the amount of $92,000. As of such date our current liabilities were $10,650. Management believes that existing funds plus operating revenues will only be sufficient to satisfy our working capital requirements for the next twelve months.

Cash Flow Analysis

            For the years ended 2003 and 2002, our operating activities used $51,414 and $150,573 in cash, respectively. This change in cash flow generated from operations is primarily attributable to the decrease in net loss. For the nine months ended September 2004 and 2003, our operating activities generated used $7,966 and $21,474 in cash, respectively. This change in cash flow generated from operations is primarily attributable to lower expenses in 2004.

            For the years ended 2003 and 2002, our financing activities provided $50,972 and $150,405 of cash, respectively.

OFF BALANCE SHEET ARRANGEMENTS

            We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

SEASONALITY

            Although seasonality will not be a material factor affecting our business, we do believe that we may experience some seasonality in our business. The use of the Internet and TrueYou.com will likely be somewhat lower during the summer vacation and year-end holiday periods. Because Internet e-commerce and advertising is an emerging market, additional seasonal and other patterns in Internet advertising may develop as the market matures.

INFLATION

            Our business, revenues and operating results are not affected in any material way by inflation.

CRITICAL ACCOUNTING POLICIES

            The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following significant policies as critical to the understanding of our financial statements.

      o The cost of our computer equipment is depreciated over the estimated useful life. Depreciation is computed using the straight-line method. For computer equipment the useful lives for computing depreciation is 5 years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

      o The Company expects to derive its revenue principally from enrollment fees charged for each individual participant in the Company's learning program. Revenue is recognized in accordance with Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, which permit revenue recognition when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred and no significant company obligations with regard to services remain, (3) the fee is fixed or determinable, and (4) collectibility is probable.

      o Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of equipment, website development costs, website licensed content, accrued liabilities, stock options and the useful lives for amortization and depreciation.

      o The Company accounts for website development costs in accordance with the AICPA's Statement of Position ("SOP 98-1"), "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," under which computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.

      o Website content is recorded at cost and is being amortized over its estimated useful lives ranging from three to seven years.

ITEM 3. DESCRIPTION OF PROPERTY.

            We do not own any real property. We sublease our executive offices from Alan Gelband Company Inc, who's principal Alan Gelband is the CEO of Trueyou.com. Alan Gelband Company has provided us free rent through the end of 2005.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

            The following table sets forth each person known by us to be the beneficial owner of five percent or more of our common stock, all directors individually and all directors and officers as a group. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

NAME AND ADDRESS OF                AMOUNT OF BENEFICAL OWNERSHIP     PERCENTAGE
BENEFICIAL OWNER                                                     OF CLASS(3)

Alan Gelband                                9,942,860(1)                66.4%
750 Third Avenue
Suite 1600
New York, NY  10017

Mark Bieler                                 1,200,000(2)                8.0%
2 Black Walnut Road
Scarsdale, NY 10583

All executive officers and                 11,142,860                  74.4%
directors as a group (2 persons)

      (1) Includes 6,400,200 shares held directly by Mr. Gelband, 20,000 shares held by Mr. Gelband in trust for his son Aaron Gelband and 20,000 shares held in trust for his son Alex Gelband; 1,000 shares of the Series A Preferred stock which is convertible into 1,000,000 shares of the common stock and 2,502,660 of the common stock owned by Alan Gelband Company Defined Contribution Pension Plan and Trust of which Alan Gelband is the beneficiary.

      (2) Consists of 200,000 shares held directly by Mr. Bieler and 1,000 shares of a Convertible Preferred, convertible into 1,000,000 shares of Trueyou.com.

      (3) There are outstanding 12,970,515 common shares and preferred stock which is convertible into 2,000,000 shares of common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

            Set forth below are the names of our directors and officers, their ages, all positions and offices that they hold with us, the period during which they have served as such, and their business experience during at least the last five years.

NAME                   AGE     POSITIONS HELD               EXPERIENCE

Alan Gelband            60     Chairman, CEO and     In addition to his
                               Treasurer since       positions with True You,
                               inception             Mr. Gelband is currently
                                                     (and has been since
                                                     1983) the President and
                                                     founder of Alan Gelband
                                                     Company, an investment
                                                     banking firm (see
                                                     www.gelband.com), where
                                                     he completed over 85
                                                     transactions in a
                                                     twenty-year career.  He
                                                     also has been an angel
                                                     investor in several
                                                     startup companies and
                                                     involved in the
                                                     development of emerging
                                                     growth companies and
                                                     mergers and
                                                     acquisitions.  He has
                                                     served as the President
                                                     of the Association for
                                                     Corporate Growth
                                                     International, which has
                                                     over 8,300 members and
                                                     46 chapters. The
                                                     organization honored Mr.
                                                     Gelband by selecting him
                                                     as a lifetime Honorary
                                                     Director.  Mr. Gelband
                                                     devotes only
                                                     approximately 10% of his
                                                     business time to the
                                                     affairs of True You.
                                                     Mr. Gelband is also the
                                                     Founder and President of
                                                     Gelband & Co., Inc., a
                                                     member of the NASD since
                                                     1993.

Mark Bieler          59        Director since June   Mr. Bieler is currently
                               2000                  President of Mark Bieler
                                                     Associates, Inc., a
                                                     consulting firm advising
                                                     top management of private
                                                     and public sector
                                                     organizations on strategic
                                                     human resources and
                                                     organization development
                                                     issues. From 1985 to
                                                     mid-1999, Mr. Bieler was
                                                     Director of Human Resources
                                                     for Bankers Trust Company,
                                                     and Executive Vice
                                                     President of the parent
                                                     organization, Bankers Trust
                                                     Corporation. Mr. Bieler
                                                     joined Bankers Trust in
                                                     1973 and managed the bank's
                                                     internal Management
                                                     Consulting Group;
                                                     subsequent to that he had
                                                     Human Resources
                                                     responsibilities for
                                                     Banking operations and for
                                                     the International, United
                                                     States and World Corporate
                                                     Banking units. He also
                                                     managed the Commercial
                                                     Banking Training Program
                                                     and the Compensation and
                                                     Benefits Division.

            There are no agreements or understandings for Mr. Gelband or Mr. Bieler to resign at the request of another person and neither Mr. Gelband nor Mr. Bieler is acting on behalf of nor will either of them act at the direction of any other person.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

            We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Gelband and Mr. Bieler, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

CODE OF ETHICS

On March 23, 2004, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Gelband is our only officer and one of two directors, therefore, he is the only person subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Gelband serves as a director and is the sole officer and a controlling stockholder he is largely responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as
Exhibit 10.4 to this registration statement.

ITEM 6. EXECUTIVE COMPENSATION.

            The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chairman and Chief Executive Officer, Alan Gelband. Mr. Gelband is currently our only officer.

                                 ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                 -------------------               ----------------------
                                                                 AWARDS                     PAYOUTS
                                                                 ------                     -------
                                                     OTHER                    SECURITIES
                                                     ANNUAL      RESTRICTED   UNDER-LYING                ALL OTHER
                                                     COMP-       STOCK        OPTIONS/      LTIP         COMPEN-
NAME AND PRINCIPAL             SALARY      BONUS     ENSATION    AWARDS       SARS          PAYOUTS      SATION
POSITION               YEAR    ($)         ($)        ($)        ($)          (#)           ($)          ($)
Alan Gelband           2004    $0
Chairman and           2003    $20,000
CEO                    2002    $120,000

COMPENSATION OF DIRECTORS

            All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings.

EMPLOYMENT AGREEMENTS

            On June 1, 1999 we entered into a consulting agreement with Alan Gelband. Pursuant to this Agreement, Mr. Gelband was retained as an independent contractor to provide executive management consulting services to us. He was responsible under the agreement for our day to day operations, arranging new financing from institutional and corporate investors, and implementing a full sales staff to sell our products and services. In consideration for these services we were obligated to pay Mr. Gelband $10,000 per calendar month. This agreement terminated by its terms on February 28, 2003. Since the termination of our Agreement with Mr. Gelband, he continues to operate as CEO without any salary or consulting fees. To date, we have not paid Mr. Gelband any of the cash compensation owed to him under the foregoing arrangement which amounted to $415,000 as of February 28, 2003 due to our lack of capital. In July 2004, Mr. Gelband converted all fees owed to him into 4,150,000 shares of common stock.

STOCK AND BENEFIT PLANS

            No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by True You for the benefit of its officers, directors, employees or consultants.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

            On June 1, 1999 we entered into a consulting agreement with Alan Gelband, our Chief Executive Officer. Pursuant to the agreement, Mr. Gelband provides us with general management services for a fee of $10,000 per month. This agreement terminated on February 28, 2003. At which time Mr. Gelband converted the $415,000 consulting fee due him into 4,150,000 shares of the common stock.

            Our office is provided free of charge by Alan Gelband Co. Inc., an investment banking firm controlled by Mr. Gelband our CEO.

            We were indebted to The Alan Gelband Company Defined Contribution Pension Plan & Trust in the amount of $250,266. In July 2004 we converted this debt into 2,502,660 shares of commons stock.

            During 2004 Alan Gelband, individually made three separate loans to us. These loans, together with interest accrued thereon, were in the aggregate amount of $5,870 as of July 2004. Alan Gelband converted this debt into 58,700 shares of common stock in July 2004.

            Also in July 2004, Alan Gelband Company Defined Contribution Pension Plan and Trust and Mark Bieler each purchased for $50,000, 1,000 shares of our Series A Convertible Preferred stock. Each share of the preferred is convertible into 1,000 shares of common stock.

ITEM 8. DESCRIPTION OF SECURITIES.

            Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share, of which there are 12,970,518 issued and outstanding and 1,000,000 shares of preferred stock, par value $.001 per share, of which 2,000 shares of the Series A Convertible Preferred are issued and outstanding. Each share of the preferred is convertible into 1,000 shares of the common stock. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

            Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock.

            Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock.

PREFERRED STOCK

            The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each of these series, and to fix the designation, powers, preferences and rights of the shares of each of these series and the qualifications, limitations or restrictions applicable to each series without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of True You without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, there are outstanding 2,000 shares of the Series A Convertible Preferred and there are 5,000 shares of Series A Convertible Preferred Stock authorized. Each share of the Series A Convertible Preferred is convertible into 1,000 shares of the common stock and is entitled to a number of votes equal to the number of shares of common stock into which it may be converted (i.e., 1,000 votes per share).

            The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block a business combination transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules. We have no present plans to issue any preferred stock.

DIVIDENDS

            Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

TRADING OF SECURITIES IN SECONDARY MARKET

            The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

            Management will attempt to cause our common stock to trade on the Over-the-Counter Bulleting Board or in the "pink sheets" and, when the Bulletin Board Exchange begins accepting listing applications, management may attempt to cause our common stock to trade on the Bulleting Board Exchange. Also, if and when our financial condition improves, management may desire that our common stock trade on one or more United States securities markets.

            To have its securities quoted on the OTC Bulletin Board a company must:

            (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

            (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

            The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

TRANSFER AGENT

            American Registrar and Transfer Company, Salt Lake City, Utah. currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

MARKET PRICE.

            There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

            The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

            * that a broker or dealer approve a person's account for transactions in penny stocks and

            * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

            In order to approve a person's account for transactions in penny stocks, the broker or dealer must

            * obtain financial information and investment experience and objectives of the person; and

            * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

            The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

            * the basis on which the broker or dealer made the suitability determination; and

            * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

            Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

HOLDERS.

            We have issued an aggregate of 12,970,518 shares of our common stock to 377 people. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated under the Securities Act. In addition, we have outstanding 2,000 shares of our Series A Convertible Preferred Stock which is convertible into an additional 2,000,000 shares of the common stock. Our preferred stock was issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

DIVIDENDS.

            We have not paid any dividends to date, and has no plans to do so in the immediate future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

            We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement. None of the shares of our common stock is subject to outstanding options or warrants.

STATUS OF OUTSTANDING COMMON STOCK

            Management believes that all of the outstanding common stock of True You may be sold pursuant to the resale exemption provided by Rule 144(k) under the Securities Act other than the shares held by Messrs. Gelband and Bieler, which are control shares held by an affiliate and, therefore, may not be transferred pursuant to Rule 144(k).

ITEM 2. LEGAL PROCEEDINGS.

            There is no pending litigation by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

            None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

            During the period from January 1, 2002 through March 31, 2002, we issued $120,000 of Bridge Notes to 9 accredited investors in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by Section 4(2) thereof. As of June 30, 2004, $151,176 in principal and accrued interest was outstanding under these notes. These note holders converted this debt into 1,511,760 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by
Section 3(a)(9) of the Securities Act.

            On February 14, 2003 The Alan Gelband Company Defined Contribution Pension Plan & Trust made a loan of $220,000 to us with interest at a rate of 10% per annum. As of June 30, 2004 the principal amount of this note with accrued interest was $250,266. This debt was converted into 2,502,660 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by Section 3(a)(9) of the Securities Act.

            During 2004 Alan Gelband, individually made three separate loans to us in the aggregate principal amount of $5,254 with interet at 10%. As of June 30, 2004 the aggregate principal amount plus accrued interest due under the three notes was $5,870. Alan Gelband converted this debt into 58,700 shares of common stock at such time. In issuing such shares of common stock, we relied upon the exemption provided by Section 3(a)(9) of the Securities Act.

            On July 1, 2004 Alan Gelband Company Defined Contribution Pension Plan and Trust purchased for $50,000 1,000 shares of the Series A Convertible Preferred stock convertible into 1,000,000 shares of Common Stock. We issued these shares in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by Section 4(2) thereof.

            On July 1, 2004 Mark Bieler purchased for $50,000 1,000 shares of the Series A Convertible Preferred stock convertible into 1,000,000 shares of Common Stock. We issued these shares in a transaction exempt from the registration requirements of the Securities Act under the exemption provided by
Section 4(2) thereof.

            Where indicated above that we relied on Section 4(2) of the Act, then (a) the issuance was an isolated private transaction by us which did not involve a public offering; (b) there was a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the stock; (d) the stock was not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offerees and us.

            Where indicated above that we relied on Section 3(a)(9), then (a) the exchange involved only securities issued by us, (b) the security holder receiving the our security in the exchange was not asked to part with anything of value besides the outstanding security being exchanged, (c) the exchange was offered exclusively to the our existing security holders, (d) we did not pay any compensation for the solicitation of the exchange.

            No underwriter, placement agent or finder was utilized and no commissions were paid in connection with any of the private placements described above. In each case described above, the securities were sold by an officer of the company who did not receive any commission or other remuneration for selling such securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

            Our certificate of incorporation provides that no director shall have any personal liability to us or to any of our stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision eliminating personal liability of a director shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under ss.174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

            Our certificate of incorporation and bylaws also provide that we may indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to our best interests, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

            In the case of actions by or in the right of True You, we are required to indemnify any director or officer and may indemnify any other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or such other court shall deem proper.

            Our bylaws also require expenses incurred in defending a civil or criminal action, suit, or proceeding to be paid by us in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay the amount advanced if it shall ultimately be determined that he is not entitled to be indemnified by us under the bylaws.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

                                    PART F/S

FINANCIAL STATEMENTS.

            Set forth below are the unaudited financial statements for True You for the nine month period from January 1, 2004 to September 30, 2004 and the audited financial statements for True You for the fiscal years ended December 31, 2003 and 2002. These financial statements are attached to this report and filed as a part of this report.

                                TRUEYOU.COM INC.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                        Page No.
                                                                        --------

FINANCIAL STATEMENTS (UNAUDITED):

     BALANCE SHEETS                                                       F-2

     STATEMENTS OF OPERATIONS                                             F-3

     STATEMENTS OF CASH FLOWS                                             F-4

     NOTES TO THE FINANCIAL STATEMENTS                                    F-5

                                TRUEYOU.COM INC.

                                  BALANCE SHEET

                               SEPTEMBER 30, 2004
                                   (UNAUDITED)

Current assets:
     Cash and cash equivalents                                      $    92,054
                                                                    -----------

         Total current assets                                            92,054

Computer equipment, net                                                   1,687

Other assets, net                                                         1,078
                                                                    -----------

         Total assets                                               $    94,819
                                                                    ===========

Current liabilities:
     Accounts payable and accrued liabilities                       $     6,150
     Due to related party                                                 4,500
                                                                    -----------

                                                                         10,650
         Total current liabilities

Stockholders' equity:
         Preferred stock - $.001 par value; 1,000,000 shares
               authorized;
               issued and outstanding - 2,000                           100,000
         Common stock - $.001 par value; authorized
               20,000,000 shares; issued and
               outstanding:
               12,970,515 shares                                         12,970
      Treasury stock                                                         (3)
      Additional paid-in-capital                                      3,243,370
      Deficit                                                        (3,272,168)
                                                                    -----------

          Total stockholders' equity                                     84,169
                                                                    -----------

          Total liabilities and stockholders' equity                $    94,819
                                                                    ===========

    The accompanying notes are an integral part of the financial statements.

                                TRUEYOU.COM INC.

                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                            Nine Months Ended                    Three Months Ended
                                               September 30,                        September 30,
                                     -------------------------------       -------------------------------
                                         2004               2003               2004               2003
                                     ------------       ------------       ------------       ------------
Revenues                             $         --       $        193       $         --                 $-
                                     ------------       ------------       ------------       ------------

Operating expenses:
     Employee compensation                     --                 --                 --                 --
         and related benefits
     Professional and
         consulting fees                    9,945             18,756              6,635                 --
     Office and other- expenses             2,082             11,599                826
     Depreciation and
         amortization                       5,916              5,307              1,972              1,769
                                     ------------       ------------       ------------       ------------

Total operating expenses                   17,943             35,662              9,433              1,769
                                     ------------       ------------       ------------       ------------

    Loss from operations                  (17,943)           (35,469)            (9,433)            (1,769)

Interest income                               162                  3                 --                 --

Interest expense                           19,702             25,474                162              8,491
                                     ------------       ------------       ------------       ------------

    Net loss                         $    (37,483)      $    (60,940)      $     (9,271)      $    (10,260)
                                     ============       ============       ============       ============

-----------------------

Net loss per share - basic
    and diluted weighted             $       (.01)      $       (.01)                $*                 $*
                                     ============       ============       ============       ============

Average number of shares
    outstanding basic and
    Diluted                          $  7,488,434       $  4,747,393       $ 12,970,515       $  4,747,393
                                     ============       ============       ============       ============

*  Amount is less than  .01

    The accompanying notes are an integral part of the financial statements.

                                TRUEYOU.COM INC.

                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                           Nine Months Ended
                                                                                             September 30,
                                                                                       -------------------------
                                                                                         2004            2003
                                                                                       ---------       ---------
Cash flows from operating activities:
     Net loss                                                                          $ (37,483)      $ (60,940)
     Adjustment to reconcile net income to net cash used in operating activities:
              Depreciation and amortization                                                5,915           5,307
              Accrued interest                                                            19,702          24,237
              Changes in operating assets and liabilities:
              Accounts payable and accrued liabilities                                      (600)        (10,078)
              Due to related company                                                       4,500          20,000
                                                                                       ---------       ---------

                  Net cash used in operating activities                                   (7,966)        (21,474)
                                                                                       ---------       ---------

Cash flows from financing activities:
     Sale of preferred stock                                                             100,000              --
     Note payable bank                                                                        --        (200,635)
     Subordinated note payable                                                                --         222,255
                                                                                       ---------       ---------

                  Net cash provided by financing activities                              100,000          21,620
                                                                                       ---------       ---------

Net increase in cash and cash equivalents                                                 92,034             146

Cash and cash equivalents - beginning of year                                                 20             462
                                                                                       ---------       ---------

Cash and cash equivalents - end of year                                                $  92,054       $     608
                                                                                       =========       =========

Supplemental disclosure of cash flow information: Cash paid for:
         Interest                                                                      $      --       $   1,237
                                                                                       =========       =========

Supplemental disclosure of non cash financing activity:
     Conversion of debt to equity                                                      $ 822,312       $      --
                                                                                       =========       =========

    The accompanying notes are an integral part of the financial statements.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS

      TrueYou.com Inc. (the "Company") was organized on September 9, 1998 under the laws of the State of Delaware by its former parent, United Network Technologies Corp. ("UNTC"). In January 1999, UNTC transferred all 100 shares of its common stock in the Company to United Network Marketing Services, Inc. ("UNMS"), a wholly-owned subsidiary of UNTC.

      In April 1999, the Company effected a 33,300-to-1 stock split and amended its certificate of incorporation to increase its authorized capital stock to 21,000,000, $.001 par value shares including 20,000,000 common shares and 1,000,000 preferred shares. Immediately thereafter, UNMS distributed all 3,330,000 shares of its common stock in the Company to its stockholders rendering the Company a stand alone business.

      The Company is a developer of web-based, direct-to-direct personal potential and professional development programs designed for businesses. The Company's product offerings, which consist of sales productivity, work-life balance and employee retention programs are designed to be delivered via the internet or corporate intranet in the form of three to five minute Best Steps Learning Modules. Such products are intended for sale principally to large and middle market companies. The Company's website went "live" on the internet in October 1999.

      RESULTS OF OPERATIONS

      In June 2000, the Company completed a private placement of approximately 130,000 shares of its common stock for gross proceeds of approximately $390,000. The proceeds of the offering were principally used to fund the Company's operations during its development stage.

      As of January 1, 2001, the Company began operations and was no longer in its development stage. Management is currently in the process of executing the business model described above and believes that the Company will generate operating cash flow once its business strategy is fully implemented; however, substantial funding is still required in order to execute the business plan. In addition, there can be no assurance that management will be successful in implementing its business plan or that the successful implementation of the business plan will actually improve, the Company's operating results.

      On February 16, 2001, the Company completed a private placement of approximately 340,000 shares of its common stock for gross proceeds of approximately $85,000.

      On July 1, 2004, the Company issued 8,223,125 shares of its common stock to various stockholders (including 6,711,360 issued to the Company's CEO, or entities controlled by him) in settlement of outstanding debt, including accrued interest, of $822,312, due as of June 30, 2004.

      On July 1, 2004, management proposed and the board of directors approved the establishment of a new series of convertible preferred stock consisting of 5,000 shares designated as Series A Preferred Stock; $.001 par value per share. Each share of Series A Preferred stock is convertible, subject to certain restrictions, into 1,000 shares of common stock at the price of $.05 per share.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS (Continued)

      RESULTS OF OPERATIONS (Continued)

      On July 6, 2004, the Company sold 2,000 shares of its Series A Preferred stock to the CEO and another director (1,000 shares each), for total cash consideration of $100,000 or $50 per share.

      GOING CONCERN

      As shown in the financial statements, the accumulated deficit at September 30, 2004 and 2003 amounted to $3,272,168 and $3,224,329, respectively, and the Company experienced net losses of $37,483 and $60,940 for the nine months ended September 30, 2004 and 2003, respectively. The Company will need additional resources to finance its future operations. It is the current management's intention to support the Company as necessary until the year ends. The continued existence of the Company is principally dependent on its ability to raise dditional capital through the year ended December 31, 2005.

      The accompanying financial statements do not include any adjustments that might result from the eventual outcome of the uncertainty described above.

      CONTROL BY PRINCIPAL STOCKHOLDERS

      The directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets or business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

      COMPUTER EQUIPMENT

      The cost of computer equipment is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method. For computer equipment the useful lives for computing depreciation is 5 years.

      Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

      REVENUE

      The Company expects to derive its revenue principally from selling advertising on its website and selling its programs to corporations and institutions to benefit their employees and members.

      Revenue is recognized in accordance with Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, which permit revenue recognition when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred and no significant company obligations with regard to services remain, (3) the fee is fixed or determinable, and (4) collectibility is probable.

      INCOME TAXES

      The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes, when required, are provided on the basis of the difference between the financial reporting and income tax bases of assets and liabilities at the statutory rates enacted for future periods.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      SIGNIFICANT ESTIMATES

      Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of equipment, website development costs, website licensed content, accrued liabilities, stock options and the useful lives for amortization and depreciation.

      LOSS PER SHARE

      Basic loss per common share ("LPS") is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      EQUITY BASED COMPENSATION

      The Company accounts for employee stock options in accordance with Accounting Principles Board Option No. 25 (APB), "Accounting for Stock Issued to Employees." Under APB No.25 the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

      SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable and accrued liabilities, due to related company and note payable - bank approximate fair value based on the short-term maturity of these instruments.

      IMPAIRMENT OF LONG-LIVED ASSETS

      Pursuant to SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS" 144") the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2004 the Company believes that there has been no impairment of its long-lived assets.

      WEBSITE DEVELOPMENT COSTS

      The Company accounts for website development costs in accordance with the AICPA's Statement of Position ("SOP 98-1"), "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," under which computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.

      Capitalized website development costs, which amount to $104,023, are being amortized over a period of three years. Accumulated amortization was $104,023 at September 30, 2004 and 2003.

      WEBSITE CONTENT

      Website content is recorded at cost and is being amortized over its estimated useful lives ranging from three to seven years.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

3.    LOSS PER SHARE

      The numerator and denominator used in the basic and diluted LPS of common stock computations are presented in the following table:

                                                                  Nine Months Ended
                                                                     September 30
                                                             -----------------------------
                                                                  2004              2003
                                                             -----------       -----------
    NUMERATOR FOR BASIC AND DILUTED LPS
                    Net loss to common stockholders          $   (37,483)      $   (60,940)
                                                             ===========       ===========

    DENOMINATOR FOR BASIC AND DILUTED LPS
             Weighted average shares of common stock
                  Outstanding                                  7,488,434         4,747,393
                                                             ===========       ===========

         LPS - Basic and diluted                             $      (.01)      $      (.01)
                                                             ===========       ===========

4.    COMPUTER EQUIPMENT

      Computer equipment, at cost, consists of the following:

                                                                     September 30,
                                                             -----------------------------
                                                                 2004              2003
                                                             -----------       -----------
           Equipment                                         $    31,031       $    31,031
           Less: accumulated depreciation                        (29,344)          (22,238)
                                                             -----------       -----------

           Equipment, net                                    $     1,687       $     8,793
                                                             ===========       ===========

Depreciation expense was $5,037 and 1,679 for the nine and three months ended September 30, 2004 and 2003, respectively

5.    WEBSITE

      Website content consists of the following at:

                                                                      September 30,
                                                             -----------------------------
                                                                 2004              2003
                                                             -----------       -----------
Licensed content                                             $   354,000       $   354,000
Reference library                                                  7,647             7,647
                                                             -----------       -----------
                                                                 361,647           361,647

Less accumulated amortization                                   (361,647)         (360,373)
                                                             -----------       -----------

           Total                                             $        --       $     1,274
                                                             ===========       ===========

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

5.    WEBSITE (Continued)

      Amortization expense was $878 and $1,020 and $293 and $340 for the nine and three months ended September 30, 2004 and 2003, respectively.

6.    STOCK OPTION PLAN

      In August 1999 and in May 2001, the Board of Directors adopted Stock Option and Stock Incentive Plans, respectively, authorizing the Compensation Committee of the Board of Directors to grant employees nonqualifed and incentive options, stock appreciation rights, restricted stock, cash bonuses and other types of awards at the discretion of the Compensation Committee. As of September 30,2004, there are 20,000 options issued and outstanding under the Stock Option plan. All these options are vested.

      The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans, which provide for granting of options with exercise prices equal to the fair market value of Common Stock at the date of grant. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's pro forma net loss for each of the years presented would not be materially effected.

7.    RELATED PARTY TRANSACTIONS

      The Company entered into an agreement with a stockholder providing the Company with a perpetual license to use certain content in exchange for
      (i) 100,000 shares of the Company's common stock and (ii)100,000 five-year common stock warrants with an exercise price of $1.50 per share. These options have expired.

      In 2004, the Company borrowed $4,500 from the pension fund of one of the officers of the Company to finance current operations. This loan was subsequently repaid.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

8.    INCOME TAXES

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 2003, the Company has approximately $3,200,000 of federal net operating loss carryforwards to offset the future taxable income through 2023.

      The Company has recorded a full valuation allowance against the deferred tax assets including the federal and state net operating loss carryforwards as management believes that it is more likely than not that substantially all of the deferred tax assets will not be realized.

                                TRUEYOU.COM INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

Dated:  May 24, 2004
July 20, 2004 as to Note 11

                                TRUEYOU.COM INC.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT                                              FF-2

FINANCIAL STATEMENTS:

     BALANCE SHEETS                                                       FF-3

     STATEMENTS OF OPERATIONS                                             FF-4

     STATEMENTS OF CHANGES IN
         STOCKHOLDERS' DEFICIENCY                                         FF-5

     STATEMENTS OF CASH FLOWS                                             FF-6

     NOTES TO THE FINANCIAL STATEMENTS                                    FF-7

         Board of Directors
         TrueYou.Com Inc.
         New York, N.Y.

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of TrueYou.Com Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Companies Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueYou.com Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with standards of the PCAOB.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Livingston, Wachtell & Co., LLP
New York, New York
May 24, 2004
July 20, 2004 as to Note 11

                                TRUEYOU.COM INC.

                                 BALANCE SHEETS

                                                                       Year Ended
                                                                      December 31,
                                                               --------------------------
                                                                   2003           2002
                                                               -----------    -----------
                                     ASSETS

Current assets:
     Cash and cash equivalents                                 $        20    $       462
                                                               -----------    -----------

         Total current assets                                           20            462

Computer equipment, net                                              6,724         12,930

Other assets, net                                                    1,955          3,709
                                                               -----------    -----------

            Total assets                                       $     8,699    $    17,101
                                                               ===========    ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Accounts payable and accrued liabilities                  $     6,750    $    14,827
     Due to related party                                          415,000             --
     Note payable - bank                                                --        200,635
     Subordinated note payable                                     387,610             --
                                                               -----------    -----------

         Total current liabilities                                 809,360        215,462

Long term liabilities:
      Due to related party                                              --        395,000
      Subordinated notes payable                                        --        136,000
                                                               -----------    -----------

            Total liabilities                                      809,360        746,462
                                                               -----------    -----------

Stockholders' deficiency:
         Preferred stock - $.001 par value; 1,000,000 shares
               authorized;
               issued and outstanding - none                            --             --
         Common stock - $.001 par value; authorized
               20,000,000 shares; issued and
               outstanding:
               4,747,393 shares                                      4,747          4,747
      Treasury stock                                                    (3)            --
      Additional paid-in-capital                                 2,429,281      2,429,281
      Deficit                                                   (3,234,686)    (3,163,389)
                                                               -----------    -----------

          Total stockholders' deficiency                          (800,661)      (729,361)
                                                               -----------    -----------

          Total liabilities and stockholders' deficiency       $     8,699    $    17,101
                                                               ===========    ===========

The accompanying notes are an integral part of these financial statements.

                                TRUEYOU.COM INC.

                            STATEMENTS OF OPERATIONS

                                                       Year Ended December 31,
                                                     --------------------------
                                                        2003           2002
                                                     -----------    -----------
Revenues                                             $       215    $     5,947
                                                     -----------    -----------

Operating expenses:

     Employee compensation and related benefits               --         41,340

     Professional and consulting fees                      1,142         30,638

     Management fees - related party                      20,000        120,000

     Rent & occupancy expenses                                --         16,356

     Office and other expenses                            42,422         64,341

     Depreciation and amortization                         7,960        133,024
                                                     -----------    -----------

Total operating expenses                                  71,524        405,699
                                                     -----------    -----------

Operating loss                                           (71,309)      (399,752)

Interest income                                               12          1,021
                                                     -----------    -----------

       Net loss                                      $   (71,297)   $  (398,731)
                                                     ===========    ===========

Net loss per share - basic and diluted weighted      $      (.02)   $      (.08)
                                                     ===========    ===========

Average number of shares outstanding basic
   and diluted                                         4,747,393      4,747,393
                                                     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                TRUEYOU.COM INC.

                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                Common Stock
                                               $001 Par Value                  Additional
                                               --------------                  ----------
                                                   Number                       Paid-in
                                                 Of Shares       Amount         Capital        Deficit        Total
                                                -----------    -----------    -----------    -----------    -----------
Balance at December 31, 2001                      4,747,393    $     4,747    $ 2,429,281    $(2,764,658)   $  (330,630)

Net loss for the year ended December 31, 2002            --             --             --       (398,731)      (398,731)
                                                -----------    -----------    -----------    -----------    -----------

Balance at December 31, 2002                      4,747,393          4,747      2,429,281     (3,163,389)      (729,361)

        Treasury stock received                      (3,000)            (3)            --             --             (3)

Net loss for the year ended December 31, 2003            --             --             --        (71,297)       (71,297)
                                                -----------    -----------    -----------    -----------    -----------

                                                $ 4,744,393    $     4,744    $ 2,429,281    $(3,234,686)   $  (800,661)
                                                ===========    ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                                TRUEYOU.COM INC.

                            STATEMENTS OF CASH FLOWS

                                                              Year Ended December 31,
                                                              ----------------------
                                                                 2003         2002
                                                              ---------    ---------
Cash flows from operating activities:
     Net loss                                                 $ (71,297)   $(398,731)
     Adjustment to reconcile net income to net cash used in
       operating activities:
         Depreciation and amortization                            7,960      133,024
         Changes in operating assets and liabilities:
         Accounts payable and accrued liabilities                (8,077)      (4,866)
         Due to related company                                  20,000      120,000
                                                              ---------    ---------

              Net cash used in operating activities             (51,414)    (150,573)
                                                              ---------    ---------

Cash flows from financing activities:
     Escrow payable                                                  --           16
     Notes payable bank                                        (200,635)      14,389
     Subordinated notes payable                                 251,610      136,000
     Treasury stock received                                         (3)          --
                                                              ---------    ---------

              Net cash provided by financing activities          50,972      150,405
                                                              ---------    ---------

Net decrease in cash and cash equivalents                          (442)        (168)

Cash and cash equivalents - beginning of year                       462          630
                                                              ---------    ---------

Cash and cash equivalents - end of year                       $      20    $     462
                                                              =========    =========

Supplemental disclosures of cash flow information:
     Cash paid for:
         Interest                                             $   1,237    $  11,084
                                                              =========    =========

   The accompanying notes are an integral part of these financial statements.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS

      TrueYou.com Inc. (the "Company") was organized on September 9, 1998 under the laws of the State of Delaware by its former parent, United Network Technologies Corp. ("UNTC"). In January 1999, UNTC transferred all 100 shares of its common stock in the Company to United Network Marketing Services, Inc. ("UNMS"), a wholly-owned subsidiary of UNTC.

      In April 1999, the Company effected a 33,300-to-1 stock split and amended its certificate of incorporation to increase its authorized capital stock to 21,000,000, $.001 par value shares including 20,000,000 common shares and 1,000,000 preferred shares. Immediately thereafter, UNMS distributed all 3,330,000 shares of its common stock in the Company to its stockholders rendering the Company a stand alone business.

      The Company is a developer of web-based, direct-to-direct personal potential and professional development programs designed for businesses. The Company's product offerings, which consist of sales productivity, work-life balance and employee retention programs are designed to be delivered via the internet or corporate intranet in the form of three to five minute Best Steps Learning Modules. Such products are intended for sale principally to large and middle market companies. The Company's website went "live" on the internet in October 1999.

      RESULTS OF OPERATIONS

      In August 1999, the Company sold 355,201 shares of its common stock at a price per share of $1.50 for aggregate gross proceeds to the Company of $532,802. The proceeds of this offering were used to build the Company's website, fund operations and commence a marketing and sales program.

      In June 2000, the Company completed a private placement of 389,503 shares of its common stock for gross proceeds of approximately $1,168,509. The proceeds of the offering were principally used to fund the Company's operations during its development stage.

      As of January 1, 2001, the Company began operations and was no longer in its development stage. Management is currently in the process of executing the business model described above and believes that the Company will generate operating cash flow once its business strategy is fully implemented, however, substantial funding is still required in order to execute the business plan. In addition, there can be no assurance that management will be successful in implementing its business plan or that the successful implementation of the business plan will actually improve, the Company's operating results.

      In March 2001, the Company completed a private placement of approximately 340,000 shares of its common stock for gross proceeds of approximately $85,000.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

      GOING CONCERN

      As shown in the financial statements, the accumulated deficit at December 31, 2003 and 2002 amounted to $3,234,686 and $3,163,389, respectively, and the Company experienced net losses of $71,297 and $398,731 for the years ended December 31, 2003 and 2002, respectively. The Company will need additional resources to finance its future operations. It is the current management's intention to support the Company as necessary at least 12 months. The continued existence of the Company is principally dependent on its ability to raise additional capital through the year ended December 31, 2004. Management is currently contemplating an additional sale of its common stock in an effort to raise up to $2 million, however, there are currently no commitments in place from prospective investors and there can be no assurance that management will be successful in its efforts to raise additional capital.

      The accompanying financial statements do not include any adjustments that might result from the eventual outcome of the uncertainty described above.

      CONTROL BY PRINCIPAL STOCKHOLDERS

      The directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets or business.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CASH AND CASH EQUIVALENTS

      The  Company  considers  all  highly  liquid   investments  with  original
      maturities of three months or less at the time of purchase to be cash equivalents.

      COMPUTER EQUIPMENT

      The cost of computer equipment is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method. For computer equipment the useful lives for computing depreciation is 5 years.

      Maintenance   and  repairs  are  charged  to  operations   when  incurred.
      Betterments and renewals are capitalized.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      REVENUE

      The Company expects to derive its revenue principally from enrollment fees charged for each individual participant in the Company's learning program.

      Revenue is recognized in accordance with Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, which permit revenue recognition when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred and no significant company obligations with regard to services remain, (3) the fee is fixed or determinable, and (4) collectibility is probable.

      INCOME TAXES

      The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes, when required, are provided on the basis of the difference between the financial reporting and income tax bases of assets and liabilities at the statutory rates enacted for future periods.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      SIGNIFICANT ESTIMATES

      Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to valuation of equipment, website development costs, website licensed content, accrued liabilities, stock options and the useful lives for amortization and depreciation.

      LOSS PER SHARE

      Basic loss per common share ("LPS") is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting the weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      EQUITY BASED COMPENSATION

      The Company accounts for employee stock options in accordance with Accounting Principles Board Option No. 25 (APB), "Accounting for Stock Issued to Employees." Under APB No.25 the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

      SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date, allows companies to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts payable and accrued liabilities, due to related company and note payable - bank approximate fair value based on the short-term maturity of these instruments.

      IMPAIRMENT OF LONG-LIVED ASSETS

      Pursuant to SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS" 144") the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2003 and 2002, the Company believes that there has been no impairment of its long-lived assets.

      WEBSITE DEVELOPMENT COSTS

      The Company accounts for website development costs in accordance with the AICPA's Statement of Position ("SOP 98-1"), "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," under which computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized.

      Capitalized website development costs, which amount to $104,023, are being amortized over a period of three years. Accumulated amortization was $104,023 for the years ended December 31, 2003 and 2002.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

      WEBSITE CONTENT

      Website content is recorded at cost and is being amortized over its estimated useful lives ranging from three to seven years.

3.    LOSS PER SHARE

      The numerator and denominator used in the basic and diluted LPS of common stock computations are presented in the following table:

                                                           Year Ended December 31,
                                                           -----------------------
                                                             2003           2002
                                                         -----------    -----------
      NUMERATOR FOR BASIC AND DILUTED LPS
                      Net loss to common stockholders    $    71,297    $   398,731
                                                         ===========    ===========

      DENOMINATOR FOR BASIC AND DILUTED LPS
               Weighted average shares of common stock
                    outstanding                            4,747,393      4,747,393
                                                         ===========    ===========

           LPS - Basic and diluted                       $      (.02)   $      (.08)
                                                         ===========    ===========

4.    COMPUTER EQUIPMENT

      Computer equipment, at cost, consists of the following:

                                                          Year Ended December 31,
                                                             2003           2002
                                                         -----------    -----------
             Equipment                                   $    31,031    $    31,031
             Less: accumulated depreciation                  (24,307)       (18,101)
                                                         -----------    -----------

             Equipment, net                              $     6,724    $    12,930
                                                         ===========    ===========

      Depreciation expense was $6,206 for the years ended December 31, 2003 and 2002.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

5.    WEBSITE

      Website content consists of the following at:

                                                        December 31,
                                                 ------------------------
                                                    2003           2002
                                                 ---------      ---------

      Licensed content                           $ 354,000      $ 354,000
      Reference library                              7,647          7,647
                                                 ---------      ---------

                                                   361,647        361,647

      Less accumulated amortization               (360,882)      (359,353)
                                                 ---------      ---------

                 Total                           $     765      $   2,294
                                                 =========      =========

      Amortization expense was $1,529 and $94,454 for the years ended December 31, 2003 and 2002, respectively.

6.    STOCK OPTION PLAN

      In August 1999 and in May 2001, the Board of Directors adopted Stock Option and Stock Incentive Plans, respectively, authorizing the
      Compensation Committee of the Board of Directors to grant employees nonqualifed and incentive options, stock appreciation rights, restricted stock, cash bonuses and other types of awards at the discretion of the Compensation Committee. As of December 31, 2003 and 2002, there are 400,000 and 750,000 shares reserved for issuance under the plans, respectively with 10,000 options issued and outstanding under the Stock Option plan and 275,000 options issued, of which 210,000 are vested under the stock incentive plan.

      The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation." It applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans, which provide for granting of options with exercise prices equal to the fair market value of Common Stock at the date of grant. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's pro forma net loss for each of the years presented would not be materially effected.

      The Company granted in 2000, 80,000 options to its directors and officers under the Stock Option plan. All 80,000 options are exercisable at $3.00 per share of common stock under a 10 year stock option plan.

      The Company granted an additional 60,000 stock options to its Board of Advisors under a 10 year nonqualified stock option and these options are exercisable at $3.00 per share.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

7.    NOTE PAYABLE - BANK

      On February 7, 2001, the Company entered into a "Credit Line Agreement", with a Bank for the purpose of procuring working capital funds necessary to continue ongoing operations. The note payable to the Bank is secured by a personal guarantee by one of the officers of the Company.

      The terms of the agreement requires a $200,000 credit line to be made available to the Company. Interest will be charged on the outstanding principal balance of the loan, on a monthly basis at a rate per annum equal to the prime rate.

      The Bank agrees to make the loans available to the Company for one year from the commencement of the agreement and to automatically extend the agreement for successive one year periods until they, at their sole discretion elect to no longer extend the draw period.

      The principal balance was to be repaid in equal monthly installments starting February 7, 2002, at the rate of 1/60th of the principal loan outstanding on the last day of the draw period.

      As of December 31, 2003 and 2002, the total outstanding balance was $-0-and $200,635, respectively.

8.    RELATED PARTY TRANSACTIONS

      The Company entered into an agreement with a stockholder providing the Company with a perpetual license to use certain content in exchange for
      (i) 100,000 shares of the Company's common stock and (ii) 100,000 five-year common stock warrants with an exercise price of $1.50 per share.

      Effective June 1, 1999, the Company entered into an agreement with a consulting firm that is owned by the Company's Chief Executive Officer. Pursuant to the agreement, the Chief Executive's consulting firm was providing the Company with general management services for a fee of $10,000 per month, which was accrued through February 2003. As of December 31, 2003 and 2002, $415,000 and $395,000 (demand notes), respectively, was due to the related company.

      In 2003, the Company borrowed $210,000 from the pension fund of one of the officers of the Company to finance current operations.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

9.    INCOME TAXES

      The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes".

      As of December 31, 2003, the Company has approximately $3,200,000 of federal net operating loss carryforwards to offset the future taxable income through 2023.

      The Company has recorded a full valuation allowance against the deferred tax assets including the federal and state net operating loss carryforwards as management believes that it is more likely than not that substantially all of the deferred tax assets will not be realized.

10.   COMMITMENTS AND CONTINGENCIES

      Rent expense for the year ending December 31, 2003 and 2002 was -0- and $13,957, respectively.

      The Company leased an office under an operating lease that expired on December 31, 2002 and has since been provided an office facility, free of charge to the Company, by one of the officers of the Company.

                                TRUEYOU.COM INC.

                        NOTES TO THE FINANCIAL STATEMENTS

11.   SUBSEQUENT EVENTS

      On July 1, 2004, the Company issued 8,223,125 shares of its common stock to various stockholders (including 6,711,360 issued to the Company's CEO, or entities controlled by him) in settlement of outstanding debt, including accrued interest, of $822,312, due as of June 30, 2004.

      On July 1, 2004, management proposed and the board of directors approved the establishment of a new series of convertible preferred stock consisting of 5,000 shares designated as Series A Preferred Stock; $.001 par value per share. Each share of Series A Preferred stock is convertible, subject to certain restrictions, into 1,000 shares of common stock at the price of $.05 per share.

      On July 1, 2004, the Company sold 2,000 shares of its Series A Preferred stock to the CEO and another director (1,000 shares each), for total cash consideration of $100,000 or $50 per share.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION

2.1               Certificate of Incorporation

2.2 Certificate of Amendment to Certificate of Incorporation, dated April 7, 1999

2.3               Certificate of Designation of Series A Preferred Stock, dated
                  July 13, 2004

2.4               Bylaws

10.1              Agreement, dated June 16, 1999, between TrueYou.com, Inc. and
                  Brian Tracy

10.2              Agreement, dated September 17, 1999, between TrueYou.com, Inc.
                  and Nightingale-Conant Corporation

14                Code of Ethics

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TRUEYOU.COM, INC.


                                                     By:  /s/ Alan Gelband
                                                     ---------------------------
                                                          Alan Gelband
                                                          President

February 9, 2005